OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Rhode Islands' Dressings, LLC

PO Box 539
Narragansett, RI 02882

www.riorganics.com



100 units of Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,000 Units* ($105,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 100 Units ($10,500)

Company	Rhode Islands' Dressings, LLC
Corporate Address	PO Box 539 Narragansett, RI 02882
Description of Business	RI Dressings manufacture organic, gluten-free salad dressings/marinades under its Rhode Island Organics® brand label. Products are currently distributed throughout New England to retail stores.
Type of Security Offered	Units
Purchase Price of Security Offered	$105.00
Minimum Investment Amount (per investor)	$105.00

Perks*

$105 — If you invest $105, you will receive 1 bottle of your choice of Rhode Island Organics® products.

$315 — If you invest $315, you will receive 3 bottles of your choice of Rhode Island Organics® products.

$1,050 -- If you invest $1,050, you will receive 1 bottle of your choice of Rhode Island Organics® products

shipped *every other month* for one year plus 1 Rhode Island Organics® apron.

$2,100 -- If you invest $2,100, you will 1 bottle of your choice of Rhode Island Organics® products

shipped *every month* for one year plus 2 Rhode Island Organics® aprons

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Rhode Islands' Dressings, LLC will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any Unit you purchase. For example, if you buy 10 Units at $105 / Unit, you will receive 1 bonus Unit, meaning you'll own 11 Units for $1,050. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Rhode Islands' Dressings, LLC markets and distributes its line of proprietary salad dressings, marinades or sauces. The products are produced at our co-packer's plant in Rhode Island and marketed under our "Rhode Island Organics®" trademark. All products are USDA-certified organic and gluten-free in addition to including the heart-healthy and brain-healthy forms of omega-3 essential fatty acids (EPA and DHA, respectively). Products also have no added sugar. Three of the current four products are now certified kosher - we are looking to change to a kosher-certified Romano cheese for our Caesar Dressing.

Sales, Supply Chain, & Customer Base

Rhode Island Organics® products are produced by our contract-packer (co-packer). Our products are shelf stable and found in the salad dressing/condiment sections in most of our supermarkets accounts.

We work with 3 wholesale food distributors in New England -- Associated Buyers (NH); Side By Side Foods (RI) and Northeast Specialty Foods (ME).   Our products are available to consumers at about 225 retail stores, primarily in New England.   The main retail chain accounts are: Whole Foods Markets (North Atlantic region); Dave's Marketplace (RI); Roche Bros (MA); Crosby's (MA); Fruit Center Markets (MA); Ring Bros (MA); Guido's Markets (MA); Stop & Shop (local rack - RI stores) and many independent organic/gourmet/natural foods markets.   As we look beyond New England, we have presented our products to two national distributors: United Natural Foods (UNFI) and KeHE.

The Company has one outside salesperson in New England.   Our salesperson calls on existing retail accounts, develops new retail accounts while coordinating promotions with our wholesale distributors.

Additionally, we participate in 3 weekly farmers markets in Rhode Island during the summer months.   Farmers markets provide wonderful opportunities to listen to and receive feedback directly from consumers.

Other opportunities to promote sales and to receive feedback from consumers are to participate in festivals & shows and to conduct taste demos at the retail markets.

Competition

Our salad dressings are USDA-certified organic, gluten-free, certified kosher, with the omega-3 fatty acids and with no-added-sugar. But, yes, we are faced with many competitors in the general salad dressing category. There are many alternative options for consumers when choosing salad dressings or marinades. Some consumers are driven solely by price and are not as concerned about the quality of the ingredients. We realize that they are not our target market.

The target market for Rhode Island Organics® are consumers who value quality ingredients combined with the assurance of third-party certifications. By using quality ingredients (eg, extra virgin olive oil -- no canola, soybean or corn oil) with the assurance of being organic, gluten-free and kosher allows Rhode Island Organics® to stand out from other brands. A goal of this Offering is to concentrate on marketing and to continue building our brand. These efforts will help consumers become aware of the differences between Rhode Island Organics® and other brands. Our task is to get word out to them that, yes, there is a brand of salad dressing that does fit their criteria and desires in food.

Some consumers may choose Newman's Own because of their charitable donations. Some consumers may choose brands such as Stonewall Kitchen, Primal Kitchen or Brianna's for the variety of flavors.

We are actively looking to expand our social consciousness activities. We have been in contact with a charitable program associated with Whole Foods that promotes the availability of healthy salad lunch options for children while at school. We to plan to begin implementing that program in 2019.

The development of new flavors and products are also very important for our growth. We look to develop and launch 5 new products per year. These may be additional flavors in the salad dressing category as well as dedicated marinades and/or finishing sauces. Bold and exciting new flavors are expected to capture the interest of consumers.

Liabilities and Litigation

The Company is not involved in any litigation or liabilities.

The team

Officers and directors

Carder Starr	Operating Manager, Founder
Gary Ranaldi	Production Manager

Carder Starr
Carder earned a Bachelor's Degree in Geology from Brown University and a Master's Degree in Marine Affairs from University of Rhode Island. He is a successful entrepreneur: seafood wholesale/export company for 10 years and animal health supplement manufacturer for 17 years – which he sold in 2013. Carder is the Operating Manager as the chief executive for Rhode Islands Dressings, LLC since inception in 2012. He oversees all aspects of the company and works for the company full time.

Gary Ranaldi
Gary was president and co-founder of Ranaldi Bros. Ranaldi Bros was a frozen food manufacturer, distributor and marketer with 180 employees and annual sales of $10 million. They served a national market. Customers included every major chain in the North East, such as, Stop & Shop, A&P/Nationally, Wal-Mart, as well as multinational private label accounts. As Production Manager since 2012, Gary oversees the production of Rhode Islands Dressings' products at our contract-packer. He splits his time between Rhode Islands Dressings (part-time, about 5-8 hours per week) and full-time with our co-packer as their Private Label Manager. He has been full-time with Wildtree Herbs since 2015 as their Private Label Manager. Gary was also the bakery Instructor at Chariho Career and Technical Center in Charlestown, RI.

Number of Employees: 3

Related party transactions

The Company has loaned $5,552 to Founding Member and Operating Manager, Carder Starr, as a non-interest bearing note. This note has no maturity date.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Several potential competitors are better positioned than we are to take the majority of the market** We will be competing with large, established products who currently have products in the markets and have various respective product development programs. They have much better financial means and marketing/sales and human resources than we do. They may succeed in developing and marketing competing equivalent products earlier than we can, or superior products than those developed by us. There can be no assurance that competitors will not render our products obsolete or that the products developed by us will be preferred over any existing or newly developed functional food products. It should further be assumed that competition in this area will intensify.
- **The Company has only been in business for 6 years.** The Company focused on test-marketing for 3 years as formulations were perfected and certifications were explored and received. If you are investing in this company, it's because you think the Rhode Island The Company focused on test-marketing for 3 years as formulations were perfected and certifications were explored and received. If you are investing in this company, it's because you think the Rhode Island Organics® product line is a good idea, that the Company has identified a niche and need in the organic functional food category for healthier salad dressings and marinades. You feel that we will be able to successfully market, manufacture and sell the Rhode Island Organics® line, that we can price it right and sell it to enough people so that the company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.
- **Even if we raise the maximum sought in this offering, we may need to raise additional funds for market expansion.** These funds will be used for inventory, working capital and marketing & promotional efforts primarily in New England as we work with our existing distributors to bring on new store accounts and to promote directly to consumers. However, we estimate that we may require additional funds as we expand into additional geographic regions.
- **Fluctuations in food markets and regulatory issues** Food tastes and trends can change relatively quickly. We feel that we have positioned our products in food categories that have been experiencing consistent growth and that are expected to continue experiencing steady growth. However, we cannot guarantee that these food categories will continue on their growth paths. Changes in consumer behaviors and tastes along with potential regulatory restrictions on products or ingredients may negatively impact the sales of our products dramatically. We cannot guarantee that the company will survive any significant change in food preferences.
- **Resell market for these securities is limited.** There is no secondary market for these securities at the moment. StartEngine.com is expecting to provide a marketplace for the resale of securities. In most cases, the securities will need to be held for at least one year before any resell, if any, can take place.
- **Ability to obtain additional capital** Our ability to continue as a going concern is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be

successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

- **Valuation at this stage is pure speculation.** Valuation of the Company for this offering is pure speculation. No one is saying that the company is worth a specific amount. They can't. It's a question of whether you, the investor, agree to pay this price for this security. We do not guarantee that you will receive the value of your investment either through eventual opportunity to resell or through any liquidation of the Company, at any time.

- **Our projections are only estimates.** There can be no assurance that the company will meet these projections or that the Company will make money. The Company hopes to make money if there is sufficient demand for our Rhode Island Organics® product line, if people think its a better option than the competition and if the products have been priced at a level that allows the company to make a profit and still attract consumers.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Carder Starr, 69.8% ownership, Units
- Gary Ranaldi, 18.9% ownership, Units

Classes of securities

- Units: 2,650

Classes of Securities

Units: 5,000 authorized

2,650 issued

1,000 authorized to be sold and issued through this offering

.   1,350 unissued.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

Managers

The Company is managed by Carder Starr (Operating Manager) and Gary Ranaldi (Production Manager).   Managers may be removed from management position(s) by a majority vote of Members.   No Minority Member may individually force action.

Voting Rights (of this security)

The holders of Units in the Company (Members of the Company), no par value per unit ("Voting Unit"), are entitled to one vote for each unit held of record on all matters submitted to a vote of the Members. However, the management of the company is vested in the Managers.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, members of the Company are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred units, if any.

The net assets of the company will be distributed as follows:

(i) First, to payment of all debts and liabilities of the Company and any expenses of the Company incidental to such sale or liquidation;

(ii) Second, to establishment of any reserves reasonably deemed necessary by the Liquidator(s) for contingent, unmatured or unforeseen liabilities or obligations of the Company; and,

(iii) Third, to the Members, pro-rata in accordance with the number of Units held by them.

Rights and Preferences

The rights, preferences and privileges of the members of the Company are subject to and may be adversely affected by, the rights of the members of additional classes that we may designate in the future.

Transferability of Securities

For a year, the securities can only be resold:

a)   In an IPO;

b)   To the Company;

c)   To an accredited investor; and

d)   To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

What it means to be a Minority Holder

<u>Founding Members</u>. Founding Members (Founders) include Carder Starr and Gary Ranaldi. Starr and Ranaldi are the Managers of the Company. Founders manage the day-to-day operations of the Company.

<u>Minority Members.</u> Minority Members are those members subscribing to this offering of units and those members who purchased units during the "Friends and Family" round.

<u>Member Voting Rights.</u> Each Member will receive one vote per unit of the Company. There are a total of 5,000 authorized Units in the Company, with 2,650 units currently issued. Managers may be removed from management position(s) by a majority vote. No Minority Member may individually force action.

As a minority holder of Units you will have little to no ability to influence policies or any other corporate matters, including the election of the Manager(s) of the Company, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of asses of the Company, or transactions with related parties.

The Company is offering up to 1,000 Units for $105,000.

<u>Dissemination of Information.</u> Financial information, and any other information deemed appropriate, will be distributed on a quarterly basis within one month after close of the quarter. Membership tax schedules will be distributed during January for the prior tax year.

As a minority member, you will have limited ability, if at all, to influence Company policies or any other Company matters, including changes to the Company's governance documents, the additional issuances of securities, the company repurchases of securities, a sale of the Company or of the assets of the Company, or transactions with related parties.

.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional units above 5,000 Units. In other words, when (or if) the Company issues Units in addition to the 5,000 Units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company.

This increase in number of units outstanding could result from a additional equity offerings (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising options for units, or by conversion of certain instruments (e.g., convertible notes, preferred units or warrants) into units.

If we decide to issue more units, an Investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit.

The type of dilution that hurts early-stage investors mostly occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

For the first 3 years we test marketed our products while we were perfecting our formulations and attaining certifications.

Revenue for fiscal year 2017 was $46,117, up about 46% over revenue for fiscal year 2016 ($31,572). Revenue for first 2 quarters of 2018 is up about 57% over the first 2 quarters of 2017.

Our gross profit margins decreased from 44% in 2016 to 27% in 2017. This is attributable to the sales effect of our three pricing levels (direct-to-consumer, trade/stores, and distributor) and a shift in our predominant sales category/level. In 2017, we started shifting to the use of food distributors rather than direct-store-delivery. The distributor price level is about 25% lower than direct-to-store sales resulting in a lower gross margin percent. We had also updated and redesigned our labels to include the USDA-certified organic symbol. Existing product on store shelves were exchanged for product with the new organic label. Some product and existing inventory with the non-organic label was discounted and/or donated.

Our gross profit margins for 1st and 2nd quarter 2018 have increased by 74% over gross profit margins for 1st and 2nd quarter 2017.

Our major expense item has been the contracting of a sales representative to be on the road visiting stores, taking orders and developing new accounts, $18,446 (6 months in 2017). We do not foresee an increase in actual monthly amount for that line item during 2018.

As we grow and present our product line to larger supermarket chains we may be faced with "slotting fees". These fees are required by some, but not all, supermarket chains. These "fees" typically include providing each of their stores with one free case per product item.

Other major cost increases are for interest (debt through CIC), advertising and web, and costs for hiring outside demo company for in-store demos at stores.

Managers have not taken any salary or payroll during this start-up period. Managers are expected to start receiving salary or payroll by the end of 2018.

Financial Milestones

The Company is investing for continued growth of the brand regionally and nationally and may generate sizeable net income losses as a result.

For 2018, the Company projects sales of approximately $74,000 based upon products sales of 4 items to about 225 stores with a velocity per store of about 2 cases per month. The COGS (Costs of Goods Sold) for these sales is projected to be about $41,000 for a 45% gross profit margin. (Gross profit margin is increasing as a result of lower productions costs associated with larger production runs). Expenses are projected to be $47,000 for an net loss of about $6,000. Additionally, $8,685 will be made in principal reduction on the note serviced by CIC (Community Investment Corporation).

The Company projects sales to be about $378,800 in 2019 as we utilize the funding from this Offering for the promotion, branding and marketing of our product line. The number of retail store accounts is projected to increase to about 500 stores as we expand in the mid-Atlantic region. The velocity per store per month is projected to increase to 5.5 cases as we launch additional products coupled with an increase in-store demos and promotions. COGS is projected to be about $208,500 for a 45% gross profit margin. Expenses are projected to be about $144,800 -- resulting in a net profit of $25,500. Principal on the note serviced by CIC will be reduced by $9,454.

Liquidity and Capital Resources

In 2018, the Company has raised $20,000 of equity in a "friends and family" round for 300 Membership Units. The Company took on debt of $75,000 in March 2017 through the Small Business Administration (SBA) - serviced by Community Investment Corporation (CIC). (Current balance is $62,556.78 - as of August 16, 2018).

The Company intends for a crowdfunding equity raise of a minimum of $10,000 and a maximum of $105,000. This raise will allow the Company to expand its sales and marketing efforts within New England and to expand into additional markets, in particular into the mid-Atantic geographic area.

The Company believes that the funds from the debt, private offering and this offering will enable it to fund operations through 2018. With utilization of the proceeds from this Offering, the Company expects to reach a positive cash flow and profitability during 2019. These projections may not be met if this offering is not fully subscribed.

If the maximum raise is not reached the Company will reduce anticipated expenditures accordingly - in particular, it will reduce expenditures from the 2017 levels for advertising & web development, demos & promotions, travel and hours for sales representatives as well as postponing any salary for managers. Because the Company utilizes a contract packer for production, the Company does not have certain fixed overhead costs, such as, equipment, physical plant and production payroll. Production costs are proportional to amount of product needed to fulfill sales orders.

The Company feels that the reduction of these expenditures will slow the growth rate (sales and market penetration) for our product line. Growth will continue but at a slower rate which may affect the financial sustainability and viability of the Company. The Company may seek to raise additional capital through another equity raise or through additional debt financing, or both.

If the Company is fully successful in this offering, we may still seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company, if deemed necessary to accelerate Company growth.

The company has not pursued other lines of credit, notes or loans as of the date of this Offering.

Indebtedness

The company has an outstanding promissory note (current remaining balance of $62,556.78 - as of August 16, 2018) payable to Community Investment Corporation. The note bears interest of 8.75% per year, paid monthly in arrears, with the balance due at maturity on March 1, 2024.

Recent offerings of securities

- 2018-01-02, Rule 506, 300 Units. Use of proceeds: working capital

Valuation

$278,250.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the units merely reflects the opinion of the board as to what would be fair market value. The valuation of the company is based upon the growth and momentum of the company. The pre-money valuation is placed at $278,250 considering the growth in sales over the past years and our projected growth.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000.00	$105,000.00
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600.00	$6,300.00
Net Proceeds	$9,400.00	$98,700.00
Use of Net Proceeds:		
Marketing/branding web development/ social media	$4,000.00	$40,000.00
Production/ Inventory	$3,000.00	$25,000.00
Working Capital	$1,900.00	$31,700.00

R&D - new products	$500.00	$2,000.00
Total Use of Net Proceeds	$9,400.00	$98,700.00

USE OF PROCEEDS

The Company is seeking to raise $105,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000.   The Company has agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6.0% of all funds raised. We will pay Start Engine $600 if we only raise the minimum target amount and $6,300 if we raise the maximum offering amount.

The net proceeds of this Offering, whether the minimum target amount or the maximum amount is reached, will be used to build on our successful marketing efforts of the past year.   These efforts include, but not limited to the re-design our website; an increase in the promotion of our products through targeted advertisements on digital platforms such as Instagram, Facebook and Twitter; attendance at trade shows; the offering of coupons at the retail store level in conjunction with in-store demos; and, slotting fees with supermarket chains (typically, one free case per item per store).

With a two-year sell-by date from production date for our products we plan to maintain higher inventory amounts. By doing so we will be able to respond to and fill distributors' orders more quickly.

Working capital will be used for increase in office and administrative expenses such as salaries, travel expenses, rent and utilities.

Research and development will focus on the development of new dynamic flavors within the salad dressing category as well as other retail categories such as marinades and sauces.   We will also look to the development of packaging for food service applications.   Food service packaging will be in both size directions -- larger "institutional" sizes, as well as single-serve packets.

The identified uses of proceeds are subject to change at the sole discretion of the managers based on the business needs of the Company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its managers.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on the Company website at https://riorganics.com/Investor. The annual reports will typically be available online within 120 days of the end of the fiscal year. The Company's fiscal year ends on December 31 of each year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Rhode Islands' Dressings, LLC

[See attached]

I, Carder Starr, the Principal Manager of Rhode Islands Dressings LLC, hereby certify that the financial statements of Rhode Islands Dressings LLC and notes thereto for the periods ending December 31, 2016 (first Fiscal Year End of Review) and December 31, 2017 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $46,117; taxable income of $-40,721 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Manager's Financial Statement Certification has been executed as of the August 29, 2018

Carder Starr

Carder Starr

Principal Manager of Rhode Islands Dressings LLC

September 6, 2018

Rhode Islands Dressings LLC

FINANCIAL STATEMENTS
(UNAUDITED)

fiscal years ending December 31, 2017 and 2016

Pages


Rhode Islands Dressings, LLC
Balance Sheet
December 31, 2017

ASSETS


Current Assets		
Santandar checking	$ 211.14	
Bank RI checking	11.09	
PayPal	66.45	
Accounts Receivable	3,914.10	
Inventory	4,377.62	
Prepaid Expenses	660.00	
loans to members (Carder Starr	13,741.29	
Total Current Assets		22,981.69
Property and Equipment		
Total Property and Equipment		0.00
Other Assets		
Total Other Assets		0.00
Total Assets		$ 22,981.69


LIABILITIES AND CAPITAL


Current Liabilities		
Accounts Payable	$ 21,505.40	
Bank RI LOC	174.90	
CIC Lending	68,091.77	
Total Current Liabilities		89,772.07
Long-Term Liabilities		
Total Long-Term Liabilities		0.00
Total Liabilities		89,772.07
Capital		
Retained Earnings	(25,972.81)	
Net Income	(40,817.57)	
Total Capital		(66,790.38)
Total Liabilities & Capital		$ 22,981.69


Unaudited - For Management Purposes Only


Rhode Islands Dressings, LLC
Balance Sheet
December 31, 2016

ASSETS

Current Assets
Cash on Hand	$	40.37	
Santandar checking		444.09	
Bank RI checking		31.24	
PayPal		84.80	
Accounts Receivable		507.60	
Inventory		1,828.13	
Total Current Assets			2,936.23

Property and Equipment

Total Property and Equipment	0.00

Other Assets

Total Other Assets	0.00

Total Assets	$	2,936.23

LIABILITIES AND CAPITAL

Current Liabilities
Accounts Payable	$	11,750.97	
Carder Starr		12,158.07	
Total Current Liabilities			23,909.04

Long-Term Liabilities
Novus Laurus	5,000.00	
Total Long-Term Liabilities		5,000.00

Total Liabilities	28,909.04

Capital
Retained Earnings	(14,311.02)	
Net Income	(11,661.79)	
Total Capital		(25,972.81)

Total Liabilities & Capital	$	2,936.23

Unaudited - For Management Purposes Only

Rhode Islands Dressings, LLC
Income Statement
For the Twelve Months Ending December 31, 2017

	Current Month			Year to Date	
Revenues					
Sales- stores	$	3,594.90	7.80	$	3,594.90	7.80
Sales - distributors		32,304.58	70.05		32,304.58	70.05
Sales - consumers		10,855.32	23.54		10,855.32	23.54
Other Income		5.49	0.01		5.49	0.01
Sales Discounts		(643.38)	(1.40)		(643.38)	(1.40)
Total Revenues		46,116.91	100.00		46,116.91	100.00
Cost of Sales						
Cost of Sales		29,780.17	64.58		29,780.17	64.58
ingredients		1,180.88	2.56		1,180.88	2.56
packaging & labelling		2,669.03	5.79		2,669.03	5.79
Total Cost of Sales		33,630.08	72.92		33,630.08	72.92
Gross Profit		12,486.83	27.08		12,486.83	27.08
Expenses						
Contract Labor		18,446.03	40.00		18,446.03	40.00
License Expense		1,022.38	2.22		1,022.38	2.22
legal and professional		1,000.00	2.17		1,000.00	2.17
Maintenance & Repairs Expense		1,173.26	2.54		1,173.26	2.54
Utilities Expense		966.08	2.09		966.08	2.09
Supplies Expense		399.86	0.87		399.86	0.87
Telephone Expense		4,231.33	9.18		4,231.33	9.18
Office Expense		1,989.43	4.31		1,989.43	4.31
Bank expenses		158.00	0.34		158.00	0.34
Credit Card discount fees		77.59	0.17		77.59	0.17
Delivery Expense		73.81	0.16		73.81	0.16
Postage and Freight Expense		552.52	1.20		552.52	1.20
Travel Expense		1,984.30	4.30		1,984.30	4.30
demo show & slotting expense		8,453.66	18.33		8,453.66	18.33
Interest expense		4,212.14	9.13		4,212.14	9.13
Advertising & web		4,510.12	9.78		4,510.12	9.78
Insurance Expense		4,053.89	8.79		4,053.89	8.79
Total Expenses		53,304.40	115.59		53,304.40	115.59
Net Income	$	(40,817.57)	(88.51)	$	(40,817.57)	(88.51)

For Management Purposes Only

Rhode Islands Dressings, LLC
Income Statement
For the Twelve Months Ending December 31, 2016

	Current Month			Year to Date	
Revenues					
Sales- stores	$	5,975.40	18.93	$ 5,975.40	18.93
Sales - distributors		10,987.96	34.80	10,987.96	34.80
Sales - consumers		14,856.59	47.06	14,856.59	47.06
Other Income		230.53	0.73	230.53	0.73
Sales Discounts		(478.11)	(1.51)	(478.11)	(1.51)
Total Revenues		31,572.37	100.00	31,572.37	100.00
Cost of Sales					
Cost of Sales		14,310.00	45.32	14,310.00	45.32
ingredients		163.79	0.52	163.79	0.52
packaging & labelling		3,055.19	9.68	3,055.19	9.68
Total Cost of Sales		17,528.98	55.52	17,528.98	55.52
Gross Profit		14,043.39	44.48	14,043.39	44.48
Expenses					
License Expense		259.45	0.82	259.45	0.82
Maintenance & Repairs Expense		140.26	0.44	140.26	0.44
Utilities Expense		157.89	0.50	157.89	0.50
Supplies Expense		1,040.18	3.29	1,040.18	3.29
Telephone Expense		5,575.26	17.66	5,575.26	17.66
Office Expense		1,375.64	4.36	1,375.64	4.36
Charity donations		453.50	1.44	453.50	1.44
Bank expenses		15.00	0.05	15.00	0.05
Credit Card discount fees		9.32	0.03	9.32	0.03
Postage and Freight Expense		1,082.25	3.43	1,082.25	3.43
Travel Expense		1,334.88	4.23	1,334.88	4.23
show & demo expense		5,454.79	17.28	5,454.79	17.28
Interest expense		1,028.74	3.26	1,028.74	3.26
Advertising & web		4,187.90	13.26	4,187.90	13.26
Purchase Disc-Expense Items		(107.15)	(0.34)	(107.15)	(0.34)
Insurance Expense		3,697.27	11.71	3,697.27	11.71
Total Expenses		25,705.18	81.42	25,705.18	81.42
Net Income	$	(11,661.79)	(36.94)	$ (11,661.79)	(36.94)

For Management Purposes Only

Rhode Islands Dressings LLC

Statement of Changes in Equity

For Years ending December 31, 2016 and 2017

(unaudited)

	Units	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Equity Deficit
Inception (2012)	100	0	0	0	
Retained Earnings (2012 - 2015)			0	(9,216)	(9,216)
Net Income (loss)			0	(5,095)	(5,095)
December 31, 2015	100	0	0	(14,311)	(14,311)
Net Income (loss)			0	(11,662)	(11,662)
December 31, 2016	100	0	0	(25,973)	(25,973)
Net Income (loss)			0	(40,818)	(40,818)
December 31, 2017	100	0	0	(66,791)	(66,791)

2018: Number of units in the Company was increased to 5,000 total units   5,000

Rhode Islands Dressings LLC
Statement of Cash Flows
For the Years Ended December 31, 2017 and 2016

(unaudited)

	2017	2016
Cash Flow from Operating Activities		
Net loss	-40,818	-11,662
Changes in opening assets and liabilities:		
Accounts receivable	-3,914	-508
Inventory	-4,378	-1,828
Prepaid expense	-660	
Accounts payable	21,505	11,751
Accrued liabilities		5,000
Net cash used in operating activities	-28,265	2,753
Cash flows from financing activities		
Proceeds from Member note		12,158
Proceeds from SBA note	75,000	
Repayment of Member note	-12,158	
Repayment of SBA note	-6,908	
Loan to Member	-13,741	
Bank line of credit	175	
Net cash from financing activities	42,368	12,158
Retained earnings	-25,973	-14,311
Increase in petty cash	-104	
Cash and cash equivalents, beginning of year	600	
Cash and cash equivalents, end of year	288	600
Cash paid for interest	4,212	1,029

1

NOTE 1 – NATURE OF OPERATIONS

Rhode Islands Dressings LLC was formed on February 13, 2012 ("Inception") in the State of Rhode Island. The financial statements of Rhode Islands Dressings LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Narragansett, Rhode Island.

Rhode Islands Dressings LLC

The Company markets a line of organic, gluten-free, kosher and no-sugar-added salad dressings and/or marinades that are produced under our Rhode Island Organics® label. The Company utilizes the services of a contract packer so it can focus on marketing and sales efforts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1
- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2
- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3
- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales of goods and services. Accounting is done on the accrual method. Revenues are recognized when product has been shipped and invoiced.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company received debt financing ($75,000.00) through Commerce Department of the State of Rhode Island and the Small Business Administration with a closing date of March 31, 2017. Interest is 8.75% with a maturity date of March 1, 2024. Servicing of the loan is handled by and through Community Investment Corporation (CIC) with headquarters in Hamden, CT. Monthly payments are $1,185.60 - allocated between interest and principal.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers or managers.

NOTE 5 – MEMBERS' EQUITY

LLC Units

The two founding members in the Company each own 1,850 Membership Units in the Company for a combined total of 3,700 Membership Units. There are 4 additional minority members who own a combined total of 300 Membership Units. This Offering represents 1,000 Membership Units out of a total of the 5,000 authorized Membership Units in the Company.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has loaned $5,552 to Founding Member, Carder Starr, as a non-interest bearing note.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017. The company received equity investments of $20,000 through a "Friends and Family" round (4 persons) during 2018.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Rhode Islands' Dressings, LLC is pending **StartEngine Approval.**

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Rhode Islands' Dressings, LLC
organic, gluten-free salad dressings

● Small OPO   🏠 Narragansett, RI   🏷 Food & Beverage   📍 US Investors Only

Overview   Team   Terms   Updates   Comments   **Share**

Organic Foods Made with Your Heart and Brain in Mind!

We all know that we need to eat more vegetables. So, each day, we might make a salad (or order one at lunch) knowing that a more balanced diet promotes better health and helps to keep us lean.

To make our salad more nutritious, we may choose organic produce and even add some nuts and seeds. And then to make it even tastier, we might add a dressing. Russian? Italian? Caesar? Thousand Island? French? But have you read labels on these dressing?

Many of these dressings contain:
- Oils like canola, soybean, corn and/or palm
- Added sugar, as well as high fructose corn syrup and artificial sweeteners
- High amounts of sodium and carbohydrates
- Genetically modified ingredients, additives, colorings and "natural flavorings".

Of course, you could choose just oil and vinegar and lemon juice, but you crave rich flavors and variety that may also help keep you on your healthy path. And making it from scratch at home just takes too much time.

You **do** have a healthy, convenient and very tasty choice:

Rhode Island Organics® Salad Dressings!

Founder's Note
The mission of Rhode Island Organics® is to enrich families' diets via great tasting foods that are great for you.

I founded Rhode Island Organics® not long after my wife lost her life to leukemia, I found myself a single dad, raising two daughters, and questioning what I could do in the kitchen to enhance the quality of our lives.

I started educating myself about the ingredients in the foods that I was feeding my family. I learned the value of eating more plants, choosing organics, avoiding GMOs (genetically modified organisms) and eliminating sugar.

One gorgeous summer afternoon along this journey, when some friends had gathered together for a meal, I set out a luscious salad as part of a buffet of fresh clams and scallops harvested from the ocean nearby. Next to the salad, I set a few bottles of commercial dressing. While I had







chosen to serve wonderful locally-grown organic vegetables and fresh wild caught seafood to my family and guests, out of convenience I had set out a somewhat typical bottled salad dressing. I picked up the bottle and glanced at the label. The disconnect was instant and obvious. I was about to destroy the foods' taste and health benefits with unhealthy bottled dressing!

That particular dressing contained high-fructose corn syrup (or any of the new names that HFCS is now being hidden behind), high amount of sodium and added sugar, and was made with the low (ie, cheaper) grades of canola or soybean oil along with a number of hard-to-pronounce ingredients that are found in many of the other national brands. *Ugh!*

So why were we about to add such unhealthy, unwanted ingredients to our salads? Well, because there were not many healthy options.

Why not? We believe many of the major national brands make products with the goal of offering the lowest possible price. Those brands are not produced with the goal of offering the highest quality healthy ingredients - nor with your health as a primary concern!

I realized that since embarking on my in-depth education about nutrition, and striving to serve my daughters the healthiest meals I could provide, I had changed my understanding about food and health. I now brought home organic produce and meats. I began reading labels carefully so I could avoid any products with GMO ingredients, high-fructose corn syrup or any so-called "diet" or artificial sweeteners.

Making my own healthy dressings to complement the nutritious vegetables and produce that I wanted in our diets became my goal. Not only healthy, but they also had to taste great and needed to be convenient -- because good food does take love and time.

I also wanted to help as many other people as I could. Sure, I could have just made up some dressings for myself and my daughters... but I felt the need, the urge, to produce a product that others could also have access to and benefit from.

My personal vision, and the overall company mission, has always been to produce healthy and delicious **salad dressings, which are also excellent marinades and sauces, "that you actually WANT to feed to your family"**. Adults and kids love the taste of our uniquely seasoned dressings. And when kids, and adults, love the taste you can be assured that they will eat their veggies!

Though, I have also personally experienced the health benefits of the omega-3 essential fatty acids (EPA & DHA forms) I was not happy with the idea of taking large capsules to get it. I wanted something easier for myself and my family. If I was going to make salad dressings with the healthiest ingredients then including the recommended heart- and brain-healthy forms of omega-3's made sense!

We believe you will **never** have to worry about any inferior ingredients in Rhode Island Organics®. And you will know that every bottle has been made with ***YOUR heart, brain and health in mind!***

I am so very proud of what we have now accomplished: Rhode Island Organics® -- **salad dressings/marinades that are certified organic, gluten-free, certified kosher, no added sugar, low carb, and with extra virgin olive oil and the right omega-3 essential fatty acids!**

Our dressings are healthy and they taste great. It's not an easy combination to find in the marketplace, but it has and can be done, and I'm confident your family will enjoy them as much as my own does.

Come join us in eating happy and in good health!

Bon appetit,
Carder Starr



salmon marinated and sautéed in Rhode Island Organics® Ginger Plum



chicken marinated in Rhode Island Organics® Honey Mustard; grilled; and, served on bed of vegetables!


Rhode Island
Omega 3
Organic
Salad dressings, marinades and sauces featuring the EPA & DHA forms of omega-3 essential fatty acids
Ideal for health-conscious families
omega3dressings.com
401-783-2185
20%

at a farmer's market where we donated 20% of our gross sales to the "Blessings in a Backpack" non-profit - focusing on nutrition for school kids

The Offering

Investment

$105.00/unit │ When you invest you are betting the company's future value will exceed $525,000.

Perks

$105 — If you invest $105, you will receive 1 bottle of your choice of Rhode Island Organics® products.

$315 — If you invest $315, you will receive 3 bottles of your choice of Rhode Island Organics® products.

$1,050 -- If you invest $1,050, you will receive 1 bottle of your choice of Rhode Island Organics® products shipped *every other month* for one year plus 1 Rhode Island Organics® apron.

$2,100 -- If you invest $2,100, you will 1 bottle of your choice of Rhode Island Organics® products shipped *every month* for one year plus 2 Rhode Island Organics® aprons

*All perks occur after the offering is completed.

We provide families with an organic, gluten-free, kosher salad dressing option with no added sugar so they can easily include the heart-healthy and brain-healthy forms of omega-3 fatty acids into their everyday diet.



These Offerings are eligible for the
StartEngine Owners' 10% Bonus.

For details on the bonus, please see the **Offering Summary** below.

What We Have Accomplished!

After test marketing in a few stores in southern Rhode Island, we were able to gauge consumer feedback and comments. As we listened to consumers, we perfected our formulations for a roll-out to a wider audience.

Whole Foods Markets brought our products into their Cranston, RI store in the fall of 2012. We are now in 225+ stores throughout New England - including 39 Whole Foods Markets in their North Atlantic region, Dave's Markets (RI), Roche Bros (MA), Fruit Center Markets (MA), Crosby's (MA) and on the local rack at the Rhode Island Stop & Shop stores, as well as many independent grocery stores, gourmet food stores and farm stands.

We steadily progressed by becoming USDA-certified organic, gluten-free, certified kosher and with no-sugar-added while still maintaining a wonderful taste and with the inclusion of the omega3 essential fatty acids!

- **30 stores in April 2015**
- **100 stores in April 2017**
- **225 stores in April 2018**

Gross sales increased by 46% from 2016 to 2017!

Kettle & Bottling Room

We have a very close relationship with our co-packer in Lincoln, RI. Ingredients are mixed and blended together in kettles. The blended formulation is then fed through the filling machine and into the bottles.



Test Kitchen

We will be spending more time in the test kitchen at our co-packer as we formulate, taste and develop new products. Our goal is to launch a minimum of 5 new exciting products per year.









Carder, in the test kitchen, working on new formulations!

Rhode Island Organics®- Products

Presently, we have four flavors that are used as salad dressings, marinades or as sauces under our Rhode Island Organics® label. They include:

Honey Mustard
Ginger Plum
Balsamic Vinaigrette
Caesar

All products are USDA-certified organic, gluten-free, low sodium and low carbohydrates and have NO added sugar or added sweeteners.

We use extra virgin olive oil - NO canola oil, NO soybean oil and NO corn oil.   Our Honey Mustard, Balsamic Vinaigrette and Ginger Plum are certified kosher.

Note: USDA Certified Organic is the most stringent and thorough certification for products. All certified-organic products cannot contain any GMOs and, therefore, are verified to be non-GMO.


Rhode Island
Organics
omega 3
GF
honey mustard with turmeric sauce/dressing
ginger plum dressing
balsamic vinaigrette
caesar dressing


MEATS AND CHEESES
Rhode Island Organic

Tasting at Dave's Marketplace

In-store vendor demos and participation at farmer's markets are some of the best ways to present our products to consumers.   We are constantly at stores doing demos.   It is also a *great* way to receive consumer feedback.   The above photo is of Carder while participating in a Taste Of Rhode Island event at Dave's Marketplace in East Greenwich, RI. And the photo below is from the Boston Public Market RI Local spotlight in 2017.


RI LOCAL
FOOD BAZAAR

Rhode Island Organics® products stand out from others because we are:

- USDA-certified organic
- gluten-free
- certified Kosher (except Caesar, currently)
- omega-3 essential fatty acids (EPA & DHA forms)
- NO added sugar, NO added sweeteners
- extra virgin olive oil - NO canola oil, NO soybean oil, NO corn oil
- NO cholesterol
- non-GMO
- NO high fructose corn syrup
- low in carbohydrates
- with abundance of flavor!







BRAND SPOTLIGHT
Rhode Island Organics
Salad dressings with EPA & EHA forms of omega-3 fatty acids for heart and brain health
No artificial colorings or flavorings, non-GMO
Rhode Island ORGANICS

quality
Ginger Plum Salmon

tasting of salmon with Ginger Plum as a finishing sauce - at Whole Foods Market - Cranston, RI

Yes, Rhode Island Organics® Is Different From the Others

A major differentiating factor with our dressings/marinades is the quality of ingredients and the resulting wonderful taste!

We use organic extra virgin olive oil - no canola oil, no soybean oil and no corn oil. And we also add in the EPA & DHA forms of the omega-3 fatty acids that are noted for heart health and brain health.

Rhode Island Organics® salad dressing/marinades are **certified organic, gluten-free, kosher, with no-added-sugar and also provide the omega-3 fatty acids.**

We LOVE when consumers read our labels!   We are proud of our ingredients and formulations.   Please refer to the accompanying chart to compare our products to some other brands (information that was taken directly from product labels).

Comparison of nutritional values of salad dressings/marinades	calories	sugar grams	sodium mg	cholesterol mg	total fat grams	corn syrup	extra virgin olive oil	canola oil	soybean oil	certified organic & non-GMO	added sugar or sweeteners	certified non-GMO
RI Organic Omega-3 Caesar	120	0	160	0	13	-	Yes	-	-	Yes	-	Yes
RI Organic Omega-3 Balsamic	90	1	75	0	9	-	Yes	-	-	Yes	-	Yes
RI Organic Omega-3 Ginger Plum	60	2	210	0	5	-	Yes	-	-	Yes	-	Yes
RI Omega-3 Honey Mustard	130	10	15	0	9	-	-	-	-	Yes	-	Yes
Annie's Organic Caesar	110	2	240	0	11	-	-	Yes	-	Yes	-	Yes
Annie's Organic Balsamic	100	1	55	0	10	-	-	Yes	-	Yes	Yes	Yes
Brianna's Creamy Balsamic	160	5	290	0	17	-	-	Yes	-	-	-	-
Brianna's Caesar	140	1	270	10	14	Yes	-	Yes	-	-	Yes	-
Brianna's Honey Mustard	150	7	170	0	14	-	-	Yes	-	-	Yes	
Cardini's Balsamic	100	4	250	0	8	-	-	-	Yes	-	Yes	-
Cardini's Light Balsamic	50	5	220	0	3	-	-	-	Yes	-	Yes	-
Cardini's Caesar	160	0	240	30	17	Yes	-	-	Yes	-	Yes	-
Fanny Light Balsamic	70	1	460	0	7	-	-	Yes	Yes	-	Yes	-
Hidden Valley Ranch	140	1	260	10	14	-	-	Yes	Yes	-	Yes	-
Ken's Balsamic Vinaigrette	100	3	280	0	10	-	-	Yes	-	-	Yes	-
Ken's Lite Caesar	70	2	550	0	6	Yes	-	Yes	Yes	-	Yes	-
Ken's Honey Mustard	130	6	150	15	11	Yes	-	-	Yes	-	Yes	-
Marzetti Organic Caesar	140	1	250	5	15	-	Yes	-	Yes	Yes	Yes	Yes
Newman's Balsamic Vinaigrette	90	1	280	0	9	-	Yes	Yes	Yes	-	Yes	-
Newman Creamy Caesar	170	0	340	20	18	Yes	Yes	Yes	Yes	-	Yes	-
Newman's sesame ginger	35	4	300	0	1.5	-	-	Yes	Yes	-	Yes	-
Newmans Low Fat Sesame Ginger	35	4	300	0	1.5	-	-	Yes	Yes	-	Yes	-
Olive Garden Italian Dressing	80	2	520	5	8	Yes	-	-	Yes	-	Yes	-
Stonewall Kitchen Ginger	40	3	75	0	3	-	-	Yes		-	Yes	-

Nutritional information taken directly from product labels.



USDA-certified Organic

Organic certification assures consumers that we use certified organic ingredients and that NO genetically-modified organisms (GMO) or artificial ingredients are ever used.



Versatility

Our products can be enjoyed in many ways -- as a marinade for your favorite fish, meat, poultry (or for making one *into* a favorite); as a salad dressing for all salad creations; and/or, as a dipping sauce for veggies or bread.

GF
gluten-free

Gluten-Free

All of our products are made with ingredients that are free from any gluten.



SupplySide WEST
CPG EDITOR'S CHOICE AWARD
FINALIST 2016

Top 5 Finalist

Our Caesar Dressing with 0 grams sugar was named as a national finalist (out of over 300 product submissions) in the functional food category.

Market Overview and Categories

Salad Dressings Market

- Condiments, dressings, and marinades are a $9.6 billion category with $1.9 billion in sales of specialty brands ("2016 State of the Specialty Food Industry")

- 262 million people in US purchase prepared salad dressings (statista.com)

- 37% consumers buy dressings at specialty or gourmet stores, such as Whole Foods Markets or Trader Joe's (Specialtyfood.com)

- Dressings with an organic ingredient panel or gluten-free claim are particularly poised for growth (mintel.com)

- **Rhode Island Organics® products are certified organic, gluten-free and provide omega-3 essential fatty acids**

Organic Food Sales

- Organic food sales reached $43.3 billion in 2015 (5% of total food sales)
  - organic sales increased by 10.8 % from 2014 (Organic Trade Association)
  - total food sales increased only 3.0% from 2014 (Organic Trade Association)
- Organic food trends for 2017 center around themes of food as medicine, convenience and authenticity as functional food items (LivingMaxWell.com)



(Organic Trade Association)

Gluten-Free Foods

- Projected to reach $23.9 billion in sales by 2020 (statista.com)
- Competition is heating up in the highly fragmented category
  - smaller companies are able to gain a foothold against megabrands
  - multinational conglomerates have only limited presences in gluten-free market (Food Navigator, USA)
- Market for gluten-free products expands well beyond celiac disease sufferers
  - 3 million in US diagnosed with Celiac Disease (NIH.gov)
  - 20-30 million with non-celiac gluten sensitivity (NIH.gov)



how gluten-free products are viewed

Rhode Island Organics® Sales Whole Foods Markets

Percent growth of Rhode Island Organics® in sales at Whole Foods Markets
(North Atlantic Region — 39 stores)
for periods ending 12/28/17 — 2017 compared to 2016
(data from items scanned at store registers)



(Whole Foods portal - 12/28/17)

We believe Rhode Island Organics® products are beneficial for people of all ages and backgrounds. We realize that it is the health-conscious consumer who is more likely to purchase our products rather than the solely price-conscious consumer. We are targeting the retail markets that cater to the more health-conscious clientele. Our target clientele matches the demographic profile of customers who frequent Whole Foods Markets and other natural/organic foods stores. Whole Foods Markets conduct extensive demographic studies when locating their stores. We have, therefore, concentrated our initial sales efforts to partner with the Whole Foods Markets and to present our products to their customers. We currently sell to the North Atlantic region of Whole Foods (39 stores), Dave's Marketplace (9 stores in RI), Roche Bros (16 stores in MA, including their Brothers Markets and Sudbury Farms), Crosby Markets (MA), Ring Brothers (MA), Guido's Markets (MA), Fruit Center Markets (MA), Tom's Markets (RI), Belmont Market (*our first retail account - RI*), local rack in Stop & Shop (RI), as well as to other independent markets, health food stores and farm stands in New England.

Your health is important to us! Rhode Island Organics® was not developed to compete with the lower quality products on the store shelves. But rather we developed our products to provide additional **nutritional and health benefits to the healthy choice** that consumers are already making by choosing fresh tender vegetables. However, regardless of how healthy a product is it still has to taste good! We have worked very hard to create products that provide healthy options for consumers while offering the wonderful natural tastes of quality ingredients. We will *never* compromise on quality.

Organic

More than half of organic shoppers are millennials with children, according to a survey from the Organic Trade Association. Parents, ages 18 to 34 years old, represent the largest group of organic consumers in the United States. Among American mothers and fathers, 52% of those buying organic are millennials.

"The market is diversifying," according to Laura Batcha Executive Director of Organic Trade Association (O.T.A.). "The younger folks are adopting it quickly. Many of them were raised on organic products. It's not just a new idea they're embracing; it's just something that's incorporated into their way of thinking."

More than 75 million strong in the United States, millennial consumers are more likely to view the organic label as trustworthy, credible, reliable and relevant, Ms. Batcha said. Non-GMO is another driving force in the organic market. To be a USDA-certified organic product it **cannot contain any GMO ingredients**. Therefore, by law, certified organic means that we are also certified and verified to be **non-GMO**.

Gluten-Free

"U.S. retail sales of gluten-free and free-from foods are projected to grow to $23.9 billion by 2020". The report goes on to find that "almost a quarter of respondents said that they make a point of shopping in stores with good selections of gluten-free products." Retailers are responding by courting the gluten-free consumer with a variety of products.

"While the competition in the gluten-free market is heating up, the category remains highly fragmented, which means smaller companies still can gain a foothold

against mega-brands, according to the report. The diversified, multinational conglomerates that dominate the food industry at large have only limited presences in the gluten-free market." — Food Navigator USA.

Entrepreneurs that want to jump into the fray will have the "freedom and flexibility to experiment and innovate" and will be "rewarded for keeping the focus aimed on their original vision," the report notes.

Kosher

There are more than 12 million Kosher consumers in the US and the $24 billion Kosher food market is projected to grow by 11.5% by 2025. Kosher Network International states "Kosher remains the most popular product claim on food, despite dramatic increase in organic and gluten-free labeled products".

Omega-3 fatty acids

Omega-3s are a type of polyunsaturated fatty acid (PUFA). Research has linked certain types of omega-3's to a reduced risk of heart disease and stroke. Marine animals provide the EPA (Eicosapentaenoic Acid) and DHA (Docosahexaenoic Acid) forms of omega-3 fatty acids. Because of the importance of the EPA & DHA forms of omega-3 there has also been increasing activity and research to develop an algae (vegetarian) source of EPA & DHA.

"DHA is integral to the structure and function of the brain and eye. EPA is the primary fatty acid involved in cardiovascular health. Many physicians prescribe omega-3 fatty acids for a variety of conditions, including prescription EPA at a dose up to 4 grams daily to treat severe hypertriglyceridemia (Siscovick et al. Circulation, 2017)."

"CEO of the Lafayette, LA-based company, the Wright Group, Sam Wright IV, referred to fish oil and algal long-chain omega-3s as "Swiss Army" ingredients, as a result of their myriad uses for protecting human health. "Heart health, inflammation control, mental acuity, and joint health tend to be the top-of-mind associations connected with omega-3s," he explained. "All are connected to anti-inflammatory properties inherent in the molecules. Within these broad categories are benefits for all ages and both genders, from prevention of preterm births and brain/visual development in infants to possible prevention of Alzheimer's Disease, Parkinson's Disease, rheumatoid arthritis, and other chronic conditions of aging."

The US FDA (Food & Drug Administration) specifically allows the following statement to be included on packaged products enhanced with omega-3 essential fatty acids: ***"Supportive but not conclusive research shows that consumption of EPA (Eicosapentaenoic Acid) and DHA (Docosahexaenoic Acid) omega-3 fatty acids may reduce the risk of coronary heart disease. One serving size of (product) provides (amount) mg of EPA & DHA omega-3 fatty acids".***

"….more opportunities to develop unique omega 3-containing products for moms-to-be and for children. Innovation, rather than me-too omega-3 soft gels, is the order of the day if products are to succeed". (Lisa Schofield, "The Omega 3 Market: Essentially Innovative")

What Makes Our Team Special



Carder and Gary have known each other for over 25 years through their respective participation in food development, production and distribution.

Both have strong passions to provide consumers with an option for healthy eating and living - while also being good stewards of the environment. Carder gets out on the ocean as often as possible. Gary is an active bicyclist and a member of a ski patrol.

Rhode Island Organics® has also created an outside Advisory Board. The Board consists of individuals with expertise in nationwide food distribution and business development; food marketing and media; and, financial oversight and guidance.
Members include:

- the CEO of a national organic, pasture-raised egg producer -- for business development and growth strategies;
- the former General Manager of the Food Network -- for food industry marketing and media; and,
- the President of a CFO company -- for financial oversight and guidance.

A few reactions from consumers











Join us and be part of the growing healthy food movement!

Rhode Island
Organics
omega 3
honey mustard with turmeric sauce/dressing
ginger plum dressing
balsamic vinaigrette
caesar dressing
GF

Thank you for reading through our offering. These are very exciting times for us. As demonstrated above, the growth opportunities for consumer organic and "free-from" foods have been, and still are, growing rapidly in the "functional food" category.



We always listen to consumer feedback during our demos and public events. As an example of our response to feedback, we re-formulated our products to remove any added sugar. We listened again and responded by becoming certified Kosher in June 2018. Our ears and eyes are always open to ways to improve our products and to meet the expectations and desires of consumers.

Funds from this offering will primarily be used in the following areas:

- branding and marketing - particularly online
- promotions -- in-store demos, sales, couponing and donations to organizations promoting healthy food choices
- single-serve portions that can be used in organic food service and sampling to consumers
- participation in food trade shows
- additional outside sales people
- expansion of our market territory as we move to become a nationally-distributed product

The production and offering of organic, gluten-free, kosher, no-added-sugar products with omega-3 fatty acids is our way of contributing to healthy diet choices for consumers.

Together we can!

February 2012

Rhode Islands Dressings LLC was formed.

The concept and some flavors were tested in summer 2011 while enjoying fresh-from-the-garden produce. Gary and I formed the company to start test marketing.



April 2012

September 2012

Whole Foods Market

We started selling to Whole Foods Market at their Cranston RI store. Now we are selling to 39 stores in their North Atlantic region.



November 2015

April 2016

Dave's Marketplace

Dave's Marketplace started offering our products at their Rhode Island stores.



August 2016

June 2018

Kosher Certification

All of our products are now certified Kosher by Lighthouse Kosher in Rhode Island.

September 2018

December 2018

Launch of 5 new products (ANTICIPATED)

We look to launch at least 5 new products per year in the organic, gluten-free functional food category.

December 2018

first production

Our first 3 flavors were launched at two stores in southern Rhode Island - Belmont Market and South County Food Co-Op.



USDA-Certified Organic designation

We received USDA organic certification. To highlight the organic certification we re-designed our labels to the current look.



RI Organics Caesar - a Top 5 CPG Product for Innovation and Marketing

RI Organics Caesar Dressing was named as a Top 5 finalists nationally in the Functional Food Category.



Launch on StartEngine

Now YOU can be part of helping consumers find healthy food choices!

SQF Certification (ANTICIPATED)

Our co-packing plant is working towards becoming Level 2 SQF (Safe Quality Food) certified by December 2018

In the Press




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Meet Our Team



Carder Starr
Operating Manager, Founder

Carder earned a Bachelor's Degree in Geology from Brown University and a Master's Degree in Marine Affairs from University of Rhode Island. He is a successful entrepreneur: seafood wholesale/export company for 10 years and animal health supplement manufacturer for 17 years – which he sold in 2013. Carder is the Operating Manager as the chief executive for Rhode Islands Dressings, LLC since inception in 2012. He oversees all aspects of the company and works for the company full time.





Gary Ranaldi
Production Manager

Gary was president and co-founder of Ranaldi Bros. Ranaldi Bros was a frozen food manufacturer, distributor and marketer with 180 employees and annual sales of $10 million. They served a national market. Customers included every major chain in the North East, such as, Stop & Shop, A&P/Nationally, Wal-Mart, as well as multinational private label accounts. As Production Manager since 2012, Gary oversees the production of Rhode Islands Dressings' products at our contract-packer. He splits his time between Rhode Islands Dressings (part-time, about 5-8 hours per week) and full-time with our co-packer as their Private Label Manager. He has been full-time with Wildtree Herbs since 2015 as their Private Label Manager. Gary was also the bakery Instructor at Chariho Career and Technical Center in Charlestown, RI.



Offering Summary
Maximum 1,000 Units* ($105,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 100 Units ($10,500)

Company	Rhode Islands' Dressings, LLC
Corporate Address	PO Box 539 Narragansett, RI 02882
Description of Business	RI Dressings manufacture organic, gluten-free salad dressings/marinades under its Rhode Island Organics® brand label. Products are currently distributed throughout New England to retail stores.
Type of Security Offered	Units
Purchase Price of Security Offered	$105.00
Minimum Investment Amount (per investor)	$105.00

Perks*

$105 — If you invest $105, you will receive 1 bottle of your choice of Rhode Island Organics® products.

$315 — If you invest $315, you will receive 3 bottles of your choice of Rhode Island Organics® products.

$1,050 -- If you invest $1,050, you will receive 1 bottle of your choice of Rhode Island Organics® products

shipped **every other month** for one year plus 1 Rhode Island Organics® apron.

$2,100 -- If you invest $2,100, you will 1 bottle of your choice of Rhode Island Organics® products

shipped **every month** for one year plus 2 Rhode Island Organics® aprons

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Rhode Islands' Dressings, LLC will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any Unit you purchase. For example, if you buy 10 Units at $105 / Unit, you will receive 1 bonus Unit, meaning you'll own 11 Units for $1,050.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Rhode Islands' Dressings, LLC to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

Video #1:

The Problem:

It was a gorgeous summer evening, just like today, some friends and I had just put together a dish of freshly grown organic vegetables. But as I reached for the salad dressing my eye caught the ingredient label. For a seemingly simple dressing, there were a lot of ingredients that I could hardly pronounce. there was a list of preservatives or additives, lots of sodium, added sugars, high fructose corn syrup all blended in with some cheap oils.

Now I am not a food chemist nor am I a medical doctor but from my own health pursuits I realized that some of these ingredients looked questionable.   So I looked down at my salad of fresh tender vegetables and i said "what the heck am I doing?" Why am I going to ruin this.   So I asked my friends what they thought and embarrassingly we all realized that we didn't pay attention to we were putting on our salads.   But we did realize that we didn't really have many healthy options with the commercial store-bought salad dressings.

So, I started thinking, what would it take to make a salad dressing with pure organic ingredients? Ingredients that you know you can trust to benefit your health and also to benefit your heart health and your brain health — a salad dressing that I would and you would actually want to serve to our families.

Enter:

My name is Carder Starr. I am an entrepreneur and a passionate advocate for organic

foods and the founder of Rhode Island Organics — a line of gluten-free salad dressings, marinades and sauces that also contain the omega-3 essential fatty acids.

Walk into any supermarket and you will see hundreds of salad dressings — different brands, different flavors, different prices but do they really have your health in mind? Most likely, not. These are made with a blend of the cheaper oils like canola or soybean oil. Some have lots of sodium. They have added sugars, high fructose corn syrup and/or artificial sweeteners. They are not USDA certified organic.   And many also contain GMOs (genetically modified organisms). And to be organic we have to be certified to be non-GMO.

The Development:

So, in 2012, I teamed up with my business associate, Gary Ranaldi, to develop a healthy, organic alternative to the status quo.   We researched the organic ingredients, gluten-free ingredients and listened to consumer feedback so we could develop the healthiest, the tastiest organic gluten-free products available.   But that's not all, I am also a strong advocate for the EPA & DHA forms of the omega-3 essential fatty acids. EPA is noted for heart health and DPA is noted for brain health so we include them into our salad dressings.   And I am pleased to say that we are organic, gluten-free, no sugar added but also contains the omega-3 essential fatty acids.

The Products:

Currently we have four products. We have a Ginger Plum dressing/marinade that is great for marinating salmon, tuna, chicken or pork. We have a Balsamic Vinaigrette that has a smooth tartness of balsamic vinegar plus 3 other vinegars in a blend of herbs and spices. Our Caesar dressing has an abundance of a Romano cheese taste with a peppery finish to it. And we have a Honey Mustard - a tangy combination of honey, mustard, turmeric with lively hints of clove and cayenne pepper.

All of our products are USDA-certified organic, gluten-free, no added sugars, no added sweeteners, no fake sugars. We do add in the omega-3 essential fatty acids. We are working to become certified kosher by July of this year.

We are distributed to over 225 stores here in New England, primarily to Whole Foods stores, Dave's Marketplace here in Rhode Island, Roche Bros in Massachusetts, the Rhode Island Stop & Shop stores plus a number of independent organic and natural food stores.

Now we are ready for the next major step in our company — a direct, online public offering.   The proceeds will be used to increase our brand's marketing presence nationally as we expand into the rapidly growing organic and gluten-free functional food sectors.

So if you believe that your health, and the health of your loved ones, is important and if you believe that the foods that we share and eat should be pure, free of pesticides, free of GMO's and free of chemicals and if you are feeling adventurous we would love to have you become part of our growing company.

Thank you for watching this video introduction and please look at the more detailed information that can be found on our offering page. Thank you so much. We look forward to having you join us in this culinary adventure.

Video #2:

[No words - only background sound]

Video #3:

"Carder, I got to say that your Honey Mustard Dressing is the best dressing....best dressing period that I have ever had in my entire life. ...Thank you. Thank you."

Video #4:

"Brian and Lee here from North Carolina, visiting our daughter in Rhode Island and we are going to have fresh tuna tonight. And one of the best things that I like to put on my tuna when I am up visiting is RI Organics Ginger Plum dressing.   If you are going to have fresh tuna or any kind of fish, like salmon, I highly recommend it. It is going to work out great for you. Enjoy."

Video #5:

"I was looking for something in the store and i had a hard time finding something that would cover my father who is diabetic and has celiac and cover with not having a lot of soy in their products. And this worked out great ... being able to find it here. Thank you."

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

OPERATING AGREEMENT

THIS OPERATION AGREEMENT (this "Agreement") made and entered into this 13th day of February, 2012 by Carder Starr and Gary Ranaldi, hereinafter referred to collectively as a "Members".

BACKGROUND

The parties hereto desire to form a limited liability company under the Rhode Island Limited Liability Company Act for the purposes: Food Wholesale and Distribution Services.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Whenever used in this Agreement, the following terms shall have the meaning respectively assigned to them in this Article I, unless otherwise expressly provided herein or unless the context otherwise requires:

Act: "Act" shall mean the Rhode Island Uniform Limited Liability Company Act as amended from time to time.

Cash Flow: "Cash Flow" shall mean all revenue received by the Company from the operation of the Company less all operating expenses, real and personal property taxes, debt service and such reserves, including replacement reserves, and what the Members reasonably determine are necessary and are required for the efficient operation and maintenance of the Company's business but before deduction for cost recovery or other non-cash expenses.

Code: "Code" shall mean the Internal Revenue Code of 1986, as amended.

Company: "Company" shall mean the limited liability company formed pursuant to this Agreement and the Act by the parties hereto, as said Company may from time to time be constituted.

IRS: "IRS" shall mean the Internal Revenue Service.

Member: "Member" shall mean Starr and Ranaldi and any additional or successor Members admitted to the Company as provided in this Agreement.

Unreturned Capital Contributions: "Unreturned Capital Contributions" shall mean the capital contributions of the Members reduced by the proceeds of any sale, refinancing proceeds or proceeds resulting from any other extraordinary event and distributed to the Members as a result thereof pursuant to Section 6.1 hereof.

Terms not defined in this Article I shall have the meaning set forth in Section 7-16-2 of the Act unless the context shall otherwise require.

ARTICLE II

ORGANIZATION

Section 2.1 <u>Formation</u>. The Members hereby enter into this Agreement for the purpose of forming the Company under the provisions of forming the Company under the provisions of Chapter 7-16 of the General Laws of Rhode Island on the terms and conditions hereinafter set forth under the name and style of **Rhode Islands' Dressings, LLC** (the "Company").

Section 2.2 <u>Articles of Organization</u>. The parties hereto shall forthwith cause limited liability company articles of organization to be executed and filed for record in the office of Rhode Island Secretary of State.

ARTICLE III

CHARACTER, PLACE OF BUSINESS AND TERM OF CONTRACT

Section 3.1 <u>Character of Business</u>. The Company has been organized to act as a Food Wholesale and Distribution Services The Company may also engage in such other activities as the Members may determine which are permitted to be engaged in by limited liability companies under the Act. To consummate the foregoing and to carry out the obligations of the Company in connection therewith or incidental thereto, the Members shall have the authority, in accordance with and subject to the limitations set forth in Article VII hereof, to borrow money and to make and issue notes, obligations and evidences of indebtedness of all kinds, whether secured by mortgage, pledge or otherwise, and to secure the same by mortgage, pledge or otherwise; to make, enter into, perform and carry out any arrangements, leases, contracts and/or agreements of every kind for any lawful purpose, without limit as to amount or otherwise, with any corporation, association, partnership, firm, trustee, syndicate, individual and/or any political or governmental division or subdivision, domestic or foreign; and generally to make and perform agreements and contracts of every kind and description and to do any and all things necessary or incidental to the foregoing for the protection and enhancement of the assets of the Company.

Section 3.2 <u>Place of Business</u>. The principal office of the Company shall be at 1305 B Kingstown Road, #7, Peace Dale, Rhode Island or at such other place or places as the Members may from time to time determine.

Section 3.3 <u>Term</u>. The Company as herein constituted shall continue in perpetuity, unless earlier terminated, liquidated, and its affairs wound up pursuant to the Act or any provision of this Agreement.

ARTICLE IV

CAPITAL CONTRIBUTIONS

Section 4.1 Capital Contributions by Members. The Members shall each contribute to the Company capital the amounts or other property set forth in Exhibit "A" attached hereto. The Member's initial capital interests are as follows:

Carder Starr	50 %
Gary Ranaldi	50 %

Section 4.2 Additional Capital. The liability of the members shall be limited to the initial Capital Contribution pursuant to Section 4.1 hereof. The Members shall not have any other liability to contribute money to, or in respect of the liabilities or obligations of, the Company, nor shall the Members be personally liable for any obligations of the Company. Notwithstanding the foregoing, in addition to the capital contributions made by the foregoing, in addition to the capital contributions made by the Members pursuant to Section 4.1 hereof, any of the members may make such additional cash contributions ("Additional Contributions"), from time to time, as all the Members may agree.

Section 4.3 Excess Contributions. If at the end of any Company fiscal year any Member has made, with the approval of all of the Members, aggregate Additional Contributions during that fiscal year in an amount that exceeds the aggregate Additional Contributions made by the other members during the same fiscal year (an "Excess Contribution"), the Member making the Excess Contribution shall have the option of treating the Excess Contribution (i) as a loan to the Company (a "Member Loan") intent to treat the amount contributed as a Member Loan within thirty (30) days after the close of the Company's fiscal year, or (ii) as an Excess Capital Contribution.

Section 4.4 Excess Capital Contributions. In the event that a Member elects to have an Excess Contribution treated as an Excess Capital Contribution or fails to timely notify the other Members of his or her election to treat the Excess Contribution as a Member Loan pursuant to Section 4.5 so that such member's Excess Contribution is deemed an Excess Capital Contribution, the Percentage Interests of the Members shall be adjusted as set forth in Section 4.6.

Section 4.5 Member Loans. In the event a Member elects that an Excess Contribution be treated as a Member Loan, the Member Loan shall accrue interest at the rate per annum equal to the prime rate of Sovereign Bank plus two percent (2%), which such interest shall be repaid along with the member Loan in the manner provided herein. Any or all of the members may make such other and further loans to the Company, from time to time, as the Members shall agree and as may be necessary for the Company to pay its operating expenses, including, but not limited to, ordinary costs of operation, debt service, taxes and repairs and such other and further loans shall bear interest at the rate set forth herein.

Section 4.6. Percentage Interests. A Member's Percentage Interest shall equal the initial capital interest indicated in Section 4.1 hereof; PROVIDED, HOWEVER, that each Member's Percentage Interest shall be adjusted at the end of each fiscal year of the Company during which a Member elects to make (or is deemed to have made) an Excess Capital Contribution, such that each Member's Percentage Interest shall equal the ratio that the amount contributed by each Member as his or her Capital Contribution and as any Excess Capital Contribution bears to the aggregate amount contributed by all of the Members as their Capital Contributions and all previous Excess Capital Contributions.

Section 4.7. For purposes of this agreement, a Member's "Aggregate Capital Contribution" shall mean the sum of such Member's Capital Contribution, Additional Contributions and any Excess Capital Contributions less any previous distributions from Capital Transactions (as defined in Section 5.1 (a) hereof).

Section 4.8 Interest. No interest shall be paid on the capital contribution of any Member.

ARTICLE V

PROFITS, LOSSES AND ACCOUNTING

Section 5.1 Allocation of Profits and Losses.

(a) After taking into account the items set forth in subparagraphs (d) through (j), taxable income and tax losses for each fiscal year of the Company, other than taxable income arising from gain or loss on the sale or refinancing of Company assets (including, without limitation, income resulting from the cancellation of Company indebtedness) ("Capital Transactions"), shall be allocated among the Members, pro rata, based on their then respective Percentage Interests.

(b) After taking into account the items set forth in subparagraph (d) through (j), taxable income arising from Capital Transactions shall be allocated as follows:

(i) first to those Members having a negative capital account in the amounts necessary to eliminate such negative capital accounts, or, to the extent insufficient, pro rata on account thereof; and

(ii) the balance to the Members, pro rata, based on their then respective Percentage Interests.

(c) After taking into account the items set forth in subparagraphs (d) through (j), taxable loss arising from Capital Transactions shall be allocated as follows:

(i) first, an amount of losses from such sale equal to the aggregate positive balances (if any) in the Capital Accounts of all Members having positive balance Capital Accounts shall be allocated to such Members in proportion to their positive Capital Account balances until all such Capital accounts shall have zero balances; and

(ii) the balance of any such losses shall be allocated to the Members in accordance with their then respective Percentage Interests.

(d) Company income, loss, deductions and credits shall be allocated to the Members in accordance with the portion of the year during which the Members have held their respective interests. All items of income, loss and deductions shall be considered to have been earned ratably over the period of the fiscal year of the Company, except that gains and losses arising from the disposition of assets shall be taken into account as of the date thereof.

(e) Notwithstanding any provision of this Agreement to the contrary, to the extent required by law, income, gain, loss and deduction attributable to the property contributed to the Company by a member shall be shared among the Members so as to take into account any variation between the basis of the property and the fair market value of the property at the time contribution in accordance with the requirements of Section 704 (c) of the Code and the applicable regulations there under.

(f) Notwithstanding any provision of this Agreement to the contrary, in the event the Company is entitled to a deduction for interest imputed under any provision of the Code on any loan or advance from a Member, such deduction shall be allocated solely to such Member.

(g) Notwithstanding any other provision of this Agreement to the contrary, if there is a net decrease in Company Minimum Gain, as such term is defined in Section 1.704-(b) (4) (iv) (c) of the Treasury Regulations, during any Company Deficit Balance (as such term is defined in Subsection 5.1 (h)) at the end of such year shall be specifically allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount and manner sufficient to eliminate such Adjusted Deficit Balance as quickly as possible. The terms to be so allocated shall be determined in accordance with Section 1.704-1(b) (4) (iv) (e) of the Treasury Regulations. This Section is intended to comply with the minimum gain charge back requirements in such Section of the Regulations and shall be interpreted consistently therewith.

(h) Notwithstanding any provision of this Agreement to the contrary, in the event any Members unexpectedly receive any adjustments, allocations or distributions described in Treasury Regulations Section 1.704-1(b) (2) (ii) (d) (4), (5) or (6), items of Company income and gain shall be specially allocated to such Members in an amount and manner sufficient to eliminate the Adjusted Deficit Balances in their capital accounts created by such adjustments, allocations, or distributions as quickly as possible. "Adjusted Deficit Balance" shall mean, with respect to any Member's capital account balance as of the end of the relevant fiscal year, the deficit capital account balance, if any, after giving effect to the following adjustments; credit to each such capital account any amount the Member is obligated to contribute or restore to the Company pursuant to the terms of this Agreement or is deemed obligated to restore pursuant to the penultimate sentence of Section 1.704-(b) (4) (iv) (f) and debit to such capital account the items described in Sections 1.704-1(b) (2) (ii) (d) (4), (5) and (6) of the Treasury Regulations. Any special allocations of items of income or gain pursuant the net amount that would have been allocated to each such Member to this Section 5.1 (h) shall be taken into account in computing subsequent allocations of profits pursuant to this Section 5.1, so that the net amount of any items so allocated to each Member pursuant to this Section 5.1 shall, to the extent possible, be equal to pursuant to the provisions of this Section 5.1 if such unexpected adjustments, allocations or distributions had not occurred. (i) Notwithstanding any provision of this Agreement to the contrary, no net loss shall be allocated to any Member to the extent that such allocation would result in an Adjusted Deficit Balance in his capital account while any other Member continues to have a positive capital account balance; in such event net losses shall first be allocated to any proportion to such positive capital account balance; Members with positive capital account balances, and in proportion to such positive balances to the extent necessary to reduce their positive capital account balances to zero.

(j) Notwithstanding any provision of this Agreement to the contrary, to the extent the payment of any cost or expense by the Company to any party is, nonetheless, treated as a distribution to the Member for federal income tax purposes, there will be a gross income allocation to such party in the amount of such distribution.

Section 5.2 Accounting.

(a) The books of the Company shall be kept on the accrual basis and in accordance with accounting principles consistently applied.

(b) The fiscal year of the Company shall be the calendar year.

(c) The terms "profits" and "losses", as used herein, shall mean profits and losses as determined for federal income tax purposes and shall also include each Member's share of income described in Section 705(a) (1) (B) of the Code, any expenditures described in Section 705 (a) (2) (B) of the Code, any expenditures described in Section 709 (a) of the code which are not deducted or amortized in accordance with Section 709 (b) of the Code.

(d) For purposes of determining the amount of gain or loss to be allocated pursuant to Section 5.1, any basis adjustments permitted pursuant to Section 743 of the Code shall be disregarded.

Section 5.3 Members' Capital Accounts.

(a) There shall be maintained a capital account for each Member in accordance with this Section 5.3 and the principals set forth in the applicable Treasury Regulations. The amount of cash or the fair market value of other property contributed to the company from time to time, but not less often than annually, the share of each Member in profits, losses and fair market value of distributions shall be credited or charged to his or her capital account. The determination of Members' capital accounts and any adjustments thereto, shall be made consistent with tax accounting and other principles set forth in Section 704(b) of the code and applicable regulations there under.

(b) If at any time the Company shall suffer a loss as a result of which the capital account of any Member shall be a negative amount, such loss shall be carried as a charge against such member's capital account, and his or her share of subsequent profits of the Company shall be applied to restore such deficit in his or her capital account.

(c) Immediately following the transfer of any Company interest, the capital account of the transferee Member shall be equal to the capital account of the transferor Member attributable to the transferred interest and such capital account shall not be adjusted to reflect any basis adjustment under Section 743 of the Code.

(d) No interest shall be paid or accrued by the Company on balances in Members' capital accounts.

(e) For purposes of computing the amount of any item of income, gain, deduction or loss to be reflected in the Members' capital accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes, taking into account any adjustments required pursuant to Section 704 (b) of the code and applicable regulations there under.

5.4 Elections. The Members may elect pursuant to Section 754 of the Code to adjust the basis of the Company's assets for all transfers of Company interest.

ARTICLE VI

DISTRIBUTIONS AND PAYMENTS TO MEMBERS

Section 6.1 Distributions. Distributions to Members including distributions of proceeds from Capital Transactions, and transfers of amounts from income accounts to capital accounts shall be limited to such amounts as shall be determined by the Members from time to time and any such distributions or transfers shall be made in the following manner:

(a) to the Members, in an amount equal to the taxable income, if any, of the Company for the year of such distribution, pro rata, in accordance with their then respective Percentage Interests in the Company; and then

(b) to the Members, pro rata, in an amount equal to the outstanding Member Loans and the accrued interest thereon;

(c) to the Members, pro rata, in an amount equal to their Aggregate Capital Contributions to the Company; and then,

(d) to the members, pro rata, based on their then respective Percentage Interest;

Section 6.2 Withdrawing and Distributions. No Member shall be entitled to make withdrawals from his or her capital account except as provided herein.

ARTICLE VII

ADMINISTRATION

Section 7.1 <u>Powers of Members</u>. Except as otherwise specifically provided herein, the day to day management company shall be performed by the Operating Manager. Any decision, determination or other matter that is subject to approval by the Members shall require the written consent of the Members owning the majority in interests of the Company.

Section 7.2 <u>Other Businesses of Members</u>. Each member may have other business interests and may engage in any other business or trade, profession or employment whatsoever, on his or her own account, or in partnership with or as an employee of or as an officer, director or shareholder of any person, firm or corporation. No Member shall be obligated to devote more time and attention to the conduct of the business of the company than shall be required for the supervision of the ownership, operation and management of the Company's business.

Section 7.3 <u>Company Funds</u>. All funds of the Company shall be deposited in its name in such account or accounts as shall be designated in its name in such account or accounts as shall be designated by the Members. All withdrawals therefrom are to be made upon the signatures of one or more Members as the Members shall determine.

Section 7.4 <u>Books and Records</u>. The Company books shall be maintained at the principal office of the Company, and each Member shall at all times have access thereto.

ARTICLE VIII

TRANSFER OF INTERESTS

Section 8.1 <u>Restrictions on Transfer</u>.

(a) The Members shall not have the right to sell or assign their interest in the Company, or any portion thereof, to any person, firm or corporation not a member of the Company without the express written consent of all of the other Members, which shall be given or withheld in the sole discretion of the Members. Any purported transfer without the consent of the remaining Members shall be null and void and of no effect whatsoever, provided that if the Company is required to recognize a transfer or in its discretion elects to recognize a transfer the transferee shall be treated as an unadmitted assignee of such interest and such transferee shall have only the right to the allocations and distribution to which such Member would have been entitled and shall have no right to any information or accounting with respect to the Company, shall have no right to inspect the books and records of the Company and shall not have any rights as a Member under the Act of this Agreement. The transferee shall not become a Member without the consent and approval of all of the remaining Members. Such substitute Member shall have the same rights and powers as the assignor member to sell or assign his or her interest in the Company in the same manner and subject to the same conditions as set forth in this Agreement.

(b) A Member may not withdraw from the Company without the consent of all of the remaining Members, except as provided in this Article VIII. Upon the death, mental incompetency, adjudication of insolvency or bankruptcy, as the case may be, of a Member, or upon the entry of an order for relief naming a Member as debtor in proceedings under any Chapter of the Bankruptcy Code (such member being hereinafter referred to as the "Withdrawing Member"), the Company shall dissolve as provided in Article IX, PROVIDED, HOWEVER, that upon the unanimous consent of the remaining Members within sixty (60) days of such date, the Company shall continue and the remaining Members shall liquidate the interest of the withdrawing Member as provided in this Article VIII and make the payments provided for in Section 8.2 and 8.3 hereof.

Section 8.2 Valuation.

(a) The value of the interest in the Company of a Withdrawing member shall be the sum of the Withdrawing Member's capital account and income account, adjusted to reflect net income or loss to the date of the event constituting such Withdrawing Member's withdrawal (the "Withdrawal Date"), to reflect values as provided in Subsection (b) hereof.

(b) In valuing Company assets for purposes of this Section, all assets shall be valued at book value except that in the case of real property the "fair market value" thereof shall be substituted for book value. The difference between the "fair market value" and the book value of real property shall, for purposes of this Section, increase or decrease the Members' capital accounts in the proportions of their then Percentage Interests. For purposes of this Agreement, the "fair market value" and the book value of real property shall, for purposes of this Section, increase or decrease the Members' capital accounts in the proportions of their then Percentage Interests. For purposes of this Agreement, the "fair market value" of the real property of the Company shall be construed to mean eighty five percent (85%) of the appraised value of the Company's real property determined as of the Withdrawal Date by a qualified independent appraiser selected by agreement between the remaining Members and the Withdrawing member of the personal representative of the Withdrawing Member. If they cannot agree on an appraiser, then the Withdrawing Member or his or her personal representative and the Remaining Members shall each select a third appraiser to conduct the appraisal. No value shall be attributed to Company goodwill in the appraisal made under this Section.

Section 8.3 Payments for Company Interest. Payments for the value of Withdrawing Member's interest in the Company as determined under this Article VIII shall be paid by the Company by delivery of cash or a promissory note to the Withdrawing Member or his or her personal representative upon a date mutually agreed upon within 120 days after the Withdrawal Date. The promissory note shall, at the option of the Withdrawing Member or his or her personal representative, be secured by a lien on the assets of the Company or a pledge of the remaining Members' interest in the Company, and bear interest at the rate per annum equal to the prime rate of Satander Bank plus two percent (2%), and shall be paid in equal quarterly installments of principal and interest over a period not to exceed five (5) years.

Section 8.4 Transferees. Any Company interests owned by the members and transferred pursuant to this Article VIII shall be and remain subject to all of the provisions of this Agreement, and the transferees of such interest shall, upon receiving the requisite consents hereunder, become a member, as the case may be, and the Company shall be deemed to continue with the remaining Members on the same terms (except as the Members' percentages may thereby be affected) as in this Agreement set forth.

Section 8.5 Absolute Restriction. Not withstanding any provision of this Agreement to the contrary, the sale or exchange of any interest in the Company will not be permitted if the interest sought to be sold or exchanged within the period of 12 consecutive months ending with the proposed date of the sale or exchange, results in the termination of the Company under Section 708 of the Code, if such termination would materially and adversely affect the Company or any Member.

ARTICLE IX

DISSOLUTION OF THE COMPANY

Section 9.1 Dissolution. Upon dissolution of the Company the Members shall proceed with the winding up of the Company and its assets shall be applied and distributed as herein provided.

Section 9.2 Payment of Debts. The assets shall first be applied to the payment of the liabilities of the Company (other than any loans or advances that may have been made by Members of the Company) and the expenses of liquidation. A reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities to creditors so as to enable the Members to minimize any losses resulting from liquidation.

Section 9.3 Debts to Members. The remaining assets shall next be applied to the repayment of any loans made by any Member to the Company.

Section 9.4 Remaining Distribution. The remaining assets shall then be distributed to the Members in accordance with the Members' positive capital account balances.

Section 9.5 Reserve. Notwithstanding the provisions of Sections 9.3 and 9.4, the members may retain such amount as they deem necessary as a reserve for any contingent liabilities of obligations of the Company, which reserve, after the passage of a reasonable period of time, shall be distributed pursuant to the provisions of this Article XI.

Section 9.6 Final Accounting. Each of the Members shall be furnished with a statement prepared by the Company's independent accountants, which shall set forth the assets and liabilities of the Company as of the date of the complete liquidation. Upon compliance by the Members with the foregoing distribution plan, the Members shall cease to be such and shall execute and cause to be filed a certificate of cancellation of the Company and any and all other documents necessary with respect to termination and cancellation.

ARTICLE X

MISCELLANEOUS

Section 10.1 Governing Law. The Company and this Agreement shall be governed by and construed in accordance with the laws of the State of Rhode Island.

Section 10.2 Agreement for Further Execution. At any time or times, the Members agree to sign and swear to any certificate, any amendment or to cancellation of such certificate, acknowledge similar certificates or affidavits or certificates of fictitious firm name or the like (and any amendments or cancellations thereof) required by the laws of Rhode Island, or any other jurisdiction in which the Company does, or proposes to do, business, and cause the filing of any of the same for record wherever such filing shall be required by law.

Section 10.3 Entire Agreement. This Agreement contains the entire understanding among the parties and supersedes any prior understandings or agreements between them respecting the within subject matter. There are no representations, agreements, or arrangements or under-standings, oral or written, between or among the parties hereto relating to the subject matter of this Agreement which were not fully expressed herein.

Section 10.4 Severability. This Agreement is intended to be performed in accordance with, and only to the extent permitted by, all applicable law, ordinances, rules and regulations of the jurisdictions in which the Company does business. If any provisions of this Agreement, or the application thereof to any person or circumstance, shall, for any reason and to any extent, be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby, but rather shall be enforced to the greatest extent permitted by law.

Section 10.5 Notices. Notices to the members or to the Company shall be deemed to have been given when personally delivered or mailed, by prepaid registered or certified mail, addressed as set forth in this Agreement, unless a notice of change of address has previously been given in writing by the addressee to the addressor, in which case such notice shall be addressed to the address et forth in such notice of change of address.

Section 10.6 Tax Matters Partner and Operating Manager. Carder Starr shall be the "tax matters partner" and the Operating Manager of the Company shall have such powers and duties as are delegated by consent of the members. The Members may remove the Tax Matters Partner and/or the Operating Manager at any time by majority vote of the Members.

Section 10.7 Statutory Agent. The Company hereby appoints : Richard E. Kyte,

Jr., Attorney at Law, P.C., 565 Central St., Mapleville, RI 02839 as the Company's agent for service of process pursuant to the requirements of R.I..G.L. Section 7/16/11.

Section 10.8 <u>Amendments</u>. The agreement may only be amended by the unanimous consent, in writing, of all of the Members.

Section 10.9 <u>Binding Provisions</u>. The covenants and agreements contained herein shall be binding upon, and inure to the benefit of, the heirs, executors, administrators, personal representatives, successors and assigns of the respective parties hereto.

Section 10.10 <u>Arbitration</u>. If any controversy or claim arising out of this Agreement cannot be settled by the Members, the controversy or claim shall be settled by arbitration in accordance with the rules of the American Arbitration Association then in effect, and judgment on the award may be entered in any court having jurisdiction.

Section 10.11 <u>Titles and Captions</u>. All titles and captions are for convenience only, do not form a substantive part of this Agreement, and shall not restrict or enlarge any substantive provisions of this Agreement.

Section 10.12 <u>Counterparts</u>. This Agreement may be executed in multiple counterparts, each one of which shall constitute an original executed copy of this Agreement.

Section 10.13 <u>Pronouns</u>. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons may require.

IN WITNESS WHEREOF, the parties have hereunto set their hands on the day and year first above written.

WITNESS:

_____
Carder Starr

_____
Gary Ranaldi

Exhibit "A"

CAPITAL CONTRIBUTIONS

Rhode Island Organics®

Amendment to Operating Agreement

This Amendment ("Amendment") is being made to the original Operating Agreement ("Agreement") of Rhode Islands Dressings LLC made on the 13th day of February 2012.

1) The Company will be managed by an Operating Manager (Carder Starr) and by a Production Manager (Gary Ranaldi).

2) Operating Agreement Article I Definitions for Member state that "Member shall mean Starr and Ranaldi and any additional or successor Members admitted to the Company as provided in this Agreement". This Amendment allows for additional Members meeting the terms and conditions of any private or public offering of units in the Company as approved by Members.

3) Member's Interest will be referred to as "Units" in the Company rather than percentage of ownership.

4) Ownership in the Company shall be represented as 5,000 units with 2,650 units issued.

5) Section 4.1 Capital Contributions - Amended Member's initial capital interests will be referred to as "Units" in the Company rather than solely as a percentage of ownership. The total number of Units may be adjusted from time to time by the Members.

Founding Members will each own as follows:

Carder Starr	1,850 units
Gary Ranaldi	500 units

6) 300 Membership Units were sold to friends and family as minority members in 2018.

7) All references to Percentage Interests will be amended to read as "Units". Sections amended include, but not limited to: Section 4.4; Section 5.1 (a); Section 5.1 (b) (ii); Section 5.1 (c) (ii); Section 5.1 (d); Section 6.1 (a); Section 6.1 (d); Section 7.1; Section 8.1 (a); Section 8.1 (b); Section 8.2 (a); Section 8.2 (b); Section 8.3; Section 8.4; Section 8.5.

8) Section 10.7 Statutory Agent. The Company hereby appoints: John E. Ottaviani, Attorney at Law, Partridge Snow & Hahn, 40 Westminster Street, Suite 1100, Providence, RI 02903 as the Company's agent for services of process pursuant to the requirements of R.I.G.L. Section 7/16/11.

Agreed and signed:

Carder Starr
Member

Gary Ranaldi
Member

date: September 24, 2018

Rhode Islands' Dressings, LLC
PO Box 539
Narragansett, RI 02882

phone 401-783-2185
fax 401-783-2155
www.riorganics.com